SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 10, 2005

Commission File No. 1-14838

________________

Rhodia
 (Name of Registrant)

26, quai Alphonse Le Gallo
92512 Boulougne-Billancourt
France
 (Address of Principal Executive Offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- __________

Enclosure:	Press release dated August 8, 2005 announcing Rhodia’s signing of a binding agreement for the sale of its European cartridge silicone sealants business to Henkel.

Incorporated by reference into Rhodia's Registration Statement on Form F-4 (Reg. No. 333-124810)

PRESS RELEASE

RHODIA SIGNS AGREEMENT TO DIVEST ITS
EUROPEAN CARTRIDGE SILICONE SEALANTS BUSINESS TO HENKEL

Paris, August 8, 2005 – Rhodia today announced the signing of a binding agreement for the sale of its European cartridge silicone sealants business to Henkel. This business comprises the production and distribution in Europe of a wide range of silicone sealants sold in cartridge form for the construction and Do-It-Yourself (DIY) markets. The transaction should be finalised in the coming weeks pending regulatory approvals.

With 158 employees based mainly on sites in Leverkusen in Germany and Leicester in the UK, the business generated sales of more than 50 million euros in 2004.

The Rhodia Group will continue to develop and manufacture core intermediates as well as bulk silicone sealants and market them in Europe and the rest of the world.

This divestment forms part of the divestiture of non-strategic activities being undertaken by the Group to consolidate its business portfolio.

This press release will be available on Rhodia’s internet site from 8.30am:  www.rhodia.com

“Henkel — A Brand like a Friend”. Henkel is a leader with brands and technologies that make people’s lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2004 the Henkel Group generated sales of 10,592 billion euros. More than 50,000 employees work for the Henkel Group worldwide. People in around 125 countries around the world trust in brands and technologies from Henkel.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials and services, and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of €5.3 billion ($6.9 billion) in 2004 and employs 20,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts

Press Relations
Rita Hillig                         Tel 01 55 38 46 13

Investor Relations
Nicolas Nérot                   Tel 01 55 38 43 08

SIGNATURE

                 Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2005	RHODIA
	By:	/s/ BRUNO MOUCLIER
	Name:	Bruno Mouclier
	Title:	Chief Financial Officer